Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT: John E. Ritacco, President and Chief Executive Officer

TELEPHONE: (914) 422-2700

COMMUNITY MUTUAL SAVINGS BANK ANNOUNCES

ADOPTION OF A PLAN OF CONVERSION AND STOCK ISSUANCE

White Plains, New York, November 20, 2006: The Board of Trustees of Community Mutual Savings Bank (“Community Mutual”) has unanimously adopted a Plan of Conversion and Stock Issuance. Under the terms of the Plan of Conversion, Community Mutual will convert from a New York mutual savings bank to a federal stock savings bank. CMS Bancorp, Inc. (“CMS Bancorp”), a Delaware corporation, will become the holding company of Community Mutual. CMS Bancorp will offer and sell shares of its common stock to depositors of Community Mutual and others in the manner and subject to the priorities set forth in the Plan of Conversion. The highest priority will be depositors with qualifying deposits as of March 31, 2005. The Plan of Conversion also provides for the establishment of a charitable foundation to be funded with shares of CMS Bancorp’s stock issued in connection with the conversion.

The transactions contemplated by the Plan of Conversion are subject to approval of Community Mutual’s depositors and the Office of Thrift Supervision. Proxy and offering materials setting forth detailed information relating to the Plan of Conversion will be sent to Community Mutual’s depositors for their consideration in a few months.

Community Mutual anticipates that the transactions will be completed in the second quarter of the 2007 calendar year. After the conversion, Community Mutual’s deposits will continue to be insured by the Federal Deposit Insurance Corporation. Depositors will continue to hold accounts in Community Mutual identical as to dollar amount, rate of return and general terms (other than voting and liquidation rights). Borrowers’ loans will be unaffected by the conversion and will remain contractually fixed as they existed prior to the conversion. The normal business of Community Mutual is accepting deposits and making loans and will continue without interruption in its existing offices.

Thacher Proffitt & Wood LLP, Washington, D.C., will serve as special counsel to Community Mutual for the conversion. Ryan Beck & Co., Inc. will serve as financial advisor, and FinPro, Inc., Liberty Corner, New Jersey, will serve as independent appraiser for the conversion.

Information, including the details of the offering and business and financial information about Community Mutual and CMS Bancorp, will be provided in a prospectus, which will be available when the offering commences, expected to be during the first quarter of 2007.

Community Mutual Savings Bank is headquartered in White Plains, New York and operates five retail branches in Eastchester, Greenburgh, Mount Vernon, West Harrison and White Plains, New York. Community Mutual’s deposits are insured by the Federal Deposit Insurance Corporation.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.